Exhibit 8.2
October 12, 2010
Boards of Directors
Home Federal Mutual Holding Company of Louisiana
Home Federal Bancorp, Inc. of Louisiana
Home Federal Bank
624 Market St.
Shreveport, Louisiana 71101
Gentlemen:
You have requested our opinion regarding the material Louisiana state income tax consequences of the conversion of Home Federal Mutual Holding Company of Louisiana (the “Mutual Holding Company”) from the two-tier mutual holding company structure to the stock holding company structure, pursuant to the Plan of Conversion and Reorganization (the “Plan”). Home Federal Bancorp, Inc. of Louisiana (the “Holding Company”), a Louisiana corporation which was recently organized, will become the new holding company for Home Federal Bank (the “Bank”), a federally chartered stock savings association which is currently a wholly owned subsidiary of Home Federal Bancorp, Inc. of Louisiana (the “Mid-Tier Holding Company”). Pursuant to the Plan, the Mutual Holding Company will convert to stock form and then immediately thereafter merge with and into the Mid-Tier Holding Company, with the Mid-Tier Holding Company being the survivor thereof (the “MHC Merger”). Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company, with the Holding Company being the survivor thereof (the “Mid-Tier Holding Company Merger”). Immediately after the Mid-Tier Holding Company Merger, the Holding Company will issue shares of Holding Company Common Stock pursuant to the Plan. Unless otherwise defined, all terms used in this letter have the meanings given to them in the Plan or the Opinion, as hereinafter defined, as applicable.
We have not reviewed all of the legal documents necessary to effectuate the conversion and reorganization of the Mutual Holding Company. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.
BACKGROUND
We have reviewed the federal income tax opinion (the “Opinion”) prepared by Elias, Matz, Tiernan & Herrick L.L.P. dated October 12, 2010 which was addressed and furnished to you. We have also reviewed the representations of the management of the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company and the Bank dated October 12, 2010 (the “Representations”) provided to Elias, Matz, Tiernan & Herrick L.L.P. We have relied on the facts and representations stated in the Opinion and Representations as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions as detailed in the Opinion. Such federal tax opinion and its related references are incorporated herein by reference.

LOUISIANA LAW AND ANALYSIS
Louisiana income tax statutes are included in Title 47, Sub-Title II, Chapter 1, of the Louisiana Revised Statutes of 1950. Corporation income tax laws are contained within Part II A therein. Individual income tax statutes are contained within Part III therein.
Pursuant to Louisiana Revised Statutes (La. R. S.) 47:287.501(B)(1) building and loan associations (among others) are exempted from imposition of any and all Louisiana income taxes.
Louisiana corporate gross income and allowable deductions are defined as federal gross income and deductions, subject to certain modifications. La. R. S. 287.61-.63. Modifications to federal taxable income are contained in La. R. S. 287.69-.85. Absent any specific modifications contained within these sections, Louisiana corporate taxable income is equivalent to federal taxable income. Since gains and losses realized by parties to a reorganization, as defined by federal statutes, are not specifically identified as modifications to federal gross income or deductions, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to parties to a reorganization. Since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.
La. R. S. 47:290 provides that such part (Part III) is intended to conform the Louisiana individual income tax law with the Code, except as otherwise expressly provided. La. R. S. 47:293(1) defines Louisiana adjusted gross income as adjusted gross income as reported for federal purposes. La. R. S. 47:293(1) defines Louisiana taxable income as federal adjusted gross income with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.
La. R. S. 47:300.4 states that such part (Part VI) is intended to conform the Louisiana fiduciary income tax law with the Code, except as otherwise expressly provided. La R. S. 47:300.6-.7 define Louisiana taxable income of resident and non resident fiduciaries, respectively, as taxable income determined in accordance with federal law, with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect fiduciary depositors and shareholders.
La. R. S. 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders which are partnerships.
La. R. S. 12:1368 states that, for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as treated and taxed for federal purposes. Therefore, regardless of corporate or partnership federal income tax treatment, based upon the above analysis of each, the same conclusion would apply with respect to depositors and shareholders that are limited liability companies.

OPINIONS
In rendering our opinion herein, we have relied upon the Opinion prepared by Elias, Matz, Tiernan & Herrick L.L.P.
Because the Mutual Holding Company’s conversion to stock form constitutes a reorganization under section 368(a)(1)(F) of the Code, the MHC Merger qualifies as a tax free reorganization under section 368(a)(1)(A) of the Code and the Mid-Tier Holding Company Merger constitutes a reorganization under section 368(a)(1)(F) of the Code, it is our opinion that for Louisiana tax purposes:
1)	No gain or loss will be recognized by the Mutual Holding Company upon its conversion to stock form or subsequent merger into the Mid-Tier Holding Company;

2)	No gain or loss will be recognized by the Mid-Tier Holding Company upon its merger into the Holding Company in the Mid-Tier Holding Company Merger;

3)	The basis of the assets of the Mutual Holding Company (other than stock in Mid-Tier Holding Company which will be cancelled) to be received by the Mid-Tier Holding Company will be the same as the basis of such assets in the hands of the Mutual Holding Company immediately prior to the MHC Merger;

4)	No gain or loss shall be recognized by the Holding Company upon its receipt of the assets of the Mid-Tier Holding Company in the Mid-Tier Holding Company Merger;

5)	The basis of the assets of the Mid-Tier Holding Company to be received by the Holding Company will be the same as the basis of such assets in the hands of the Mid-Tier Holding Company immediately prior to the Mid-Tier Holding Company Merger;

6)	No gain or loss will be recognized by the Public Shareholders of the Mid-Tier Holding Company upon their receipt of Holding Company Common Stock in exchange for their shares of Mid-Tier Holding Company Common Stock, except for cash paid in lieu of fractional shares of Holding Company Common Stock as set forth below;

7)	The basis of the shares of Holding Company Common Stock to be received by the Public Shareholders of the Mid-Tier Holding Company will be the same as the basis of the shares of Mid-Tier Holding Company Common Stock surrendered, before giving effect to any payment of cash in lieu of fractional shares;

8)	The holding period of the shares of Holding Company Common Stock to be received by the Public Shareholders of the Mid-Tier Holding Company will include the period during which the Mid-Tier Holding Company Common Stock surrendered was held, provided that the Mid-Tier Holding Company Common Stock was held as a capital asset on the date of the exchange;

9)	No gain or loss will be recognized by the Holding Company upon its sale of Holding Company Common Stock to purchasers in the Offering;

10)	It is more likely than not that the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not recognize gain upon issuance to them of (i) the Liquidation Account interests or (ii) nontransferable subscription rights to purchase Holding Company Common Stock;

11)	The payment of cash to Public Shareholders of the Mid-Tier Holding Company in lieu of fractional shares of Holding Company Common Stock will be treated as distributions in full payment of such fractional shares with the result that such Public Shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares;

12)	The tax basis of Eligible Account Holders, Supplemental Account Holders and Other Depositors’ interests in their deposit accounts immediately after the Conversion and Reorganization will be the same as the basis of their deposit accounts immediately before the Conversion and Reorganization; and their tax basis in the Liquidation Account will be zero.

CONCLUSIONS
This opinion sets forth our views based upon the completeness and accuracy of the information made available to us and any assumptions of fact that were included. Our opinion relies upon the relevant provisions of the Internal Revenue Code, the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions. We undertake no responsibility to update our opinions in the event of any such change or modifications.
We hereby consent to the filing of this opinion as an exhibit to the Holding Company’s Registration Statement on Form S-1 to be filed by the Holding Company with the Securities and Exchange Commission, the Application for Conversion on Form AC to be filed by the Mutual Holding Company with the OTS, and the holding company application on Form H-(e)1-S to be filed by the Holding Company with the OTS. We also consent to the references to our firm in the Prospectus which is part of the Form S-1, the Form AC and the Form H-(e)1-S
Sincerely,
LaPORTE, SEHRT, ROMIG & HAND
Barry L. Kyle, CPA
Director